SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

CAPITAL GROWTH SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

14019A107
(CUSIP Number)

Jim McDevitt Chief Financial Officer Capital Growth Systems, Inc. 500 West Madison Street, Suite 2060 Chicago, Illinois 60661 (312) 673-2400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2009 and August 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 14019A107

1)	Names of Reporting Persons

David J. Lies

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3)	SEC Use Only

4)	Source of Funds: PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization: Florida, USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7)	Sole Voting Power:	0

8)	Shared Voting Power:	49,627,624[1]

9)	Sole Dispositive Power:	0

10)	Shared Dispositive Power:	49,627,624[1]

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,627,624[1]

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 20.85%[2]

14)	Type of Reporting Person: IN

1 Consists of 35,071,153 shares of common stock of Issuer and warrants to purchase 14,556,471 shares of common stock of Issuer.  Excludes 500,000 shares of common stock held by Mr. Lies’ wife, Linda M. Lies.

2 The percentage is calculated based on a total of 168,233,572 of the Issuer’s common shares of beneficial interest, par value $0.0001 per share, outstanding as of September 3, 2009.

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is common stock, par value of $0.0001 per share, of Capital Growth Systems, Inc. (the “Issuer”).  The name and address of the principal executive offices of the issuer of such securities are Capital Growth Systems, Inc., 500 West Madison Street, Suite 2060, Chicago, Illinois 60661.

Item 2.	Identity and Background.

(a) This statement is being filed by David J. Lies.

(b) Mr. Lies’ business address is 1701 East Lake Avenue, Suite 260, Glenview, Illinois 60025-2089.

(c) Mr. Lies’ present principal occupation is President of Remanco, Inc., 1701 East Lake Avenue – Suite 260, Glenview, Illinois 60025-2089.

(d) During the last five years, Mr. Lies has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Lies has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lies is a citizen of Florida, USA.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Lies used personal funds to acquire the shares of common stock he beneficially owns, except for the 113,225 shares of common stock and warrants to purchase 48,525 shares of common stock issued to Mr. Lies on July 31, 2009 in consideration for his waiver and consent to the Issuer issuing new debentures and warrants in July 2009 (see Item 5(c) below).

Item 4.	Purpose of Transaction.

Mr. Lies acquired the common stock and the warrant shares for investment purposes.  Mr. Lies intends to evaluate his investment in the Issuer on a continuing basis.  Mr. Lies does not presently have any plans or proposals to:

(a) acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer held by Mr. Lies;

(b) propose an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) propose a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) propose changes in the Board of Directors or Management of the Issuer, including proposals to change the number or term of directors or to fill vacancies on the Board;

(e) propose other material changes in the capitalization of the Issuer;

(f) propose other material changes in the Issuer’s business or corporate structure;

(g) propose changes in the Issuer’s charter or bylaws or other actions which impede the acquisition of control of the issuer by any person;

(h) propose a change in the trading markets for the Common Stock;

(i) propose that the Common Stock become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(j) take or propose actions similar to those enumerated above.

Any future decision of Mr. Lies to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a)
Mr. Lies is the beneficial owner of 49,627,624 shares of common shares of the Issuer (which includes warrants to purchase 14,556,471 shares of common stock of the Issuer), representing 20.85% of the outstanding common stock of the Issuer.   This amount excludes 500,000 shares of common stock held by Mr. Lies’ wife, Linda M. Lies.  Mr. Lies acquired

(b)	Mr. Lies has sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition of, the shares of common stock beneficially owned by him.

(c)
On July 31, 2009, Mr. Lies executed a Securities Purchase Agreement, thereby acquiring 2,552,083 shares of common stock coupled with a warrant to purchase 1,093,750 shares of common stock.  The consideration paid by Mr. Lies for these shares of common stock and the warrants to purchase common stock on July 31, 2009 was $350,000.00.  Pursuant to the executed July 31, 2009 Securities Purchase Agreement, Mr. Lies had an obligation to fund an additional $170,200.39 on or before August 31, 2009.  Mr. Lies fulfilled such obligation, and, on August 27, 2009, he acquired 1,241,045 shares of common stock coupled with a warrant to purchase 531,876 shares of common stock.  Both investments contained an OID factor of 75%, resulting in a $0.24 price per share of common stock.  The warrants have an exercise price of $0.24 per share.

Additionally, Mr. Lies holds shares of common stock, as well as warrants to purchase shares of common stock, which were issued pursuant to an investment made in November 2008 (a “November Holder”).  As a November Holder, Mr. Lies provided his waiver and consent to the issuance of new debentures and warrants by the Issuer in July 2009.  As consideration for such waiver and consent, on July 31, 2009, Mr. Lies was additionally granted 113,225 shares of common stock coupled with a warrant to purchase 48,525 shares of common stock.  The warrants have an exercise price of $0.24 per share.

Therefore, in the sixty days prior to filing this Schedule 13D, Mr. Lies acquired 3,906,353 shares of common stock and warrants to purchase 1,674,151 shares of common stock.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009

/s/ David J. Lies
	Name:	David J. Lies